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3/21/11

11020690

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68275

SEC MAIL PROCESSING SECTION RECEIVED MAR 07 2011 WASHINGTON DC 189

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Regulus Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2687 44th Street SE
(No. and Street)

Kentwood (City) MI (State) 49512 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Lawrence Taunt (616) 224-2204
President (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kiekover, Scholma & Shumaker, PC
(Name – *if individual, state last, first, middle name*)

205 East Main Ave. (Address) Zeeland (City) MI (State) 49464 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 07 2011
04 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
3/30

OATH OR AFFIRMATION

I, J. Lawrence Taunt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Regulus Advisors, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAMES J. SCHIPPER
NOTARY PUBLIC, STATE OF MI
COUNTY OF KENT
MY COMMISSION EXPIRES Mar 19, 2013
ACTING IN COUNTY OF KENT

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REGULUS ADVISORS, LLC
(A Development Stage Company)
TABLE OF CONTENTS

Kiekover, Scholma & Shumaker, PC
Certified Public Accountants and Consultants

Joseph Kuiper
David Nienhuis
Emil Sabolish, Jr.
Kenneth Scholma
Timothy Stob

INDEPENDENT AUDITOR'S REPORT

February 15, 2011

Limited Liability Company Members
Regulus Advisors, LLC
Grand Rapids, Michigan

We have audited the accompanying statement of financial condition of Regulus Advisors, LLC (a development stage company) as of December 31, 2010, and the related statements of income, changes in members' equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Regulus Advisors, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended , in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Because we were not engaged to audit the statements of income, changes in members' equity, and cash flows for the period from January 1, 2009 (inception) to December 31, 2010, we did not extend our auditing procedures to enable us to express an opinion on these statements for the period from January 1, 2009 (inception) to December 31, 2010. Accordingly we express no opinion on these statements.

Kiekover, Scholma & Shumaker, PC

Kiekover, Scholma & Shumaker, PC
Certified Public Accountants

205 East Main Street • Zeeland, Michigan 49464-0280 • Phone: 616-772-4615 • Fax: 616-772-9288 • www.ksscpa.com

REGULUS ADVISORS, LLC
(A Development Stage Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS	
Cash and cash equivalents	$ 27,342
LIABILITIES AND MEMBERS' EQUITY	
Liabilities	
Accounts payable	3,242
Members' Equity (including deficit accumulated during the development stage of $114,900)	24,100
Total Liabilities and Members' Equity	$ 27,342

See notes to financial statements.

REGULUS ADVISORS, LLC
(A Development Stage Company)
STATEMENTS OF INCOME
YEAR ENDED DECEMBER 31, 2010 (AUDITED), AND
THE PERIOD FROM JANUARY 1, 2009 (INCEPTION),
TO DECEMBER 31, 2010 (UNAUDITED)

	Year Ended December 31, 2010 (Audited)	January 1, 2009 (Inception) to December 31, 2010 (Unaudited)
EXPENSES		
Advertising	$ 1,725	$ 5,851
Bank charges	614	1,336
Consulting	19,000	51,170
Computer and internet	12,208	21,579
Dues and subscriptions	1,000	1,000
Legal and professional	5,303	20,424
Office supplies	-	215
Printing and reproduction	927	5,774
Taxes and licenses	525	6,455
Travel	1,096	1,096
NET INCOME (LOSS)	$ (42,398)	$ (114,900)

See notes to financial statements.

REGULUS ADVISORS, LLC
(A Development Stage Company)
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2010 (AUDITED), AND
THE PERIOD FROM JANUARY 1, 2009 (INCEPTION),
TO DECEMBER 31, 2010 (UNAUDITED)

	Year Ended December 31, 2010 (Audited)	January 1, 2009 (Inception) to December 31, 2010 (Unaudited)
Members' Equity (Deficit), Beginning of Period	$ (502)	$ -
Net income (loss)	(42,398)	(114,900)
Contributions from members	67,000	139,000
Members' Equity, End of Period	$ 24,100	$ 24,100

See notes to financial statements.

REGULUS ADVISORS, LLC
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2010 (AUDITED), AND
THE PERIOD FROM JANUARY 1, 2009 (INCEPTION),
TO DECEMBER 31, 2010 (UNAUDITED)

	Year Ended December 31, 2010 (Audited)	January 1, 2009 (Inception) to December 31, 2010 (Unaudited)
OPERATING ACTIVITIES		
Net income (loss)	$ (42,398)	$ (114,900)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Increase in accounts payable and accruals	2,323	3,242
Net Cash Provided (Used) By Operating Activities	(40,075)	(111,658)
FINANCING ACTIVITIES		
Contributions from members	67,000	139,000
Net Increase in Cash and Cash Equivalents	26,925	27,342
Cash and Cash Equivalents, Beginning of Period	417	-
CASH AND CASH EQUIVALENTS, End of Period	$ 27,342	$ 27,342

See notes to financial statements.

REGULUS ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE A: **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Business Activity – Regulus Advisors, LLC (the "Company"), is a securities broker/dealer that introduces transactions and accounts on a fully disclosed basis. Because the company does not carry customer accounts it operates under certain exemptive regulatory provisions. The Company is registered with the Securities and Exchange Commission and the State of Michigan. It is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation. Its customers are investors located in the United States of America. The Company is a development stage company as of December 31, 2010.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits in banks.

Security Transactions - The Company had not had any security transactions through December 31, 2010.

Income Taxes - The Company is a limited liability company. In lieu of federal corporate income taxes, the members are taxed on its their share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

The Company recognizes and measures its unrecognized tax benefits (if any) in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions (including its status as a limited liability company) will be sustained upon examination based on the facts, circumstances and information available at the end of each period.

The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company believes it has no liability for unrecognized tax benefits at December 31, 2010.

The accrual of any interest and penalties related to unrecognized tax benefits are recognized in income tax expense. No interest and penalties were recognized in the year ended December 31, 2010.

The Company is subject to federal or state tax examinations by taxing authorities for all of its prior tax years, which begin with 2009.

Advertising Costs – The Company incurred and expensed advertising costs of $1,725 for the year ended December 31, 2010, and $5,851 for the period from January 1, 2009 (inception) to December 31, 2010.

REGULUS ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE A: **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

Subsequent Events – In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 15, 2011, the date the financial statements were available to be issued.

NOTE B: **DEVELOPMENT STAGE OPERATIONS**

The Company was formed January 1, 2009. Initial capital investments by the two members were made in the amount of $5,100 and $4,900 for purchase of 5,100 and 4,900 units, respectively. Operations through December 31, 2010 were devoted to organization and registration as a securities broker/dealer, advertising, and administrative functions. The Company has two members, Regal Holdings of North America, LLC (51% member) and The Venant Group, LLC (49% member).

Member contributions from the date of inception (January 1, 2009) are as follows: Regal Holdings of North America, LLC - $69,970, The Venant Group, LLC - $69,030.

NOTE C: **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of $5,000 at December 31, 2010, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2010 the Company had net capital of $24,100, which was $19,100 in excess of the required amount of net capital. The Company's net capital ratio was .13 to 1.

NOTE D: **LEASES**

The Company rents a server under an operating lease agreement that expires July 2012, at a monthly rental rate of $630. Rent payments under this operating lease totaled $7,563 for the year ended December 31, 2010.

Future minimum lease payments under this operating lease are as follows:

Year ended December 31	Amount
2011	$ 7,563
2012	4,412
	$ 11,975

NOTE E: **CONCENTRATION OF CREDIT RISK**

The Company maintains cash balances at a financial institution located in West Michigan. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2010, the Company's uninsured bank balances totaled $0.

SUPPLEMENTARY SCHEDULE

REGULUS ADVISORS, LLC
(A Development Stage Company)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

Total Members' Equity (Net Capital)	$ 24,100

REGULUS ADVISORS, LLC
(A Development Stage Company)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
DECEMBER 31, 2010

Aggregate indebtedness	
Accounts payable and other liabilities	$ 3,242
Computation of basic net capital requirement	
Minimum net capital required	$ 5,000
Excess net capital	$ 19,100
Excess net capital at 1500%	$ 23,884
Excess net capital at 1000%	$ 23,776
Ratio: Aggregate indebtedness to net capital	.13 to 1

Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2010).

Net capital as reported in company's Part II (unaudited) FOCUS report	$ 24,100

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Kiekover, Scholma & Shumaker, PC
Certified Public Accountants and Consultants

Joseph Kuiper
David Nienhuis
Emil Sabolish, Jr.
Kenneth Scholma
Timothy Stob

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

February 15, 2011

Limited Liability Company Members
Regulus Advisors, LLC
Grand Rapids, Michigan

In planning and performing our audit of the financial statements of Regulus Advisors, LLC (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness on the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

205 East Main Street • Zeeland, Michigan 49464-0280 • Phone: 616-772-4615 • Fax: 616-772-9288 • www.ksscpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, in internal controls that is less severe than a material weakness, yet important enough to merit the attention of those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's members, management, the SEC, the FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kiekover, Scholma & Shumaker, PC

Kiekover, Scholma & Shumaker, PC
Certified Public Accountants

Kiekover, Scholma & Shumaker, PC
Certified Public Accountants and Consultants

Joseph Kuiper
David Nienhuis
Emil Sabolish, Jr.
Kenneth Scholma
Timothy Stob

February 15, 2011

Limited Liability Company Members
Regulus Advisors, LLC

We have audited the financial statements of Regulus Advisors, LLC for the year ended December 31, 2010, and have issued our report thereon dated February 15, 2011. Professional standards require that we provide you with information about our responsibilities under generally accepted auditing standards, as well as certain information related to the planned scope and timing of our audit. We have communicated such information in our letter to you dated February 4, 2011. Professional standards also require that we communicate to you the following information related to our audit.

Significant Audit Findings

Qualitative Aspects of Accounting Practices
Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by Regulus Advisors, LLC are described in Note A to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during 2010. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper period.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. The Company has no significant accounting estimates for its year ended December 31, 2010.

Difficulties Encountered in Performing the Audit
We encountered no significant difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements
Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. There were no uncorrected misstatements of the financial statements. In addition, there were no misstatements detected as a result of audit procedures and corrected by management that were either material or immaterial to the financial statements as a whole.

Disagreements with Management
For purposes of this letter, professional standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations
We have requested certain representations from management that are included in the management representation letter dated February 15, 2011.

205 East Main Street • Zeeland, Michigan 49464-0280 • Phone: 616-772-4615 • Fax: 616-772-9288 • www.ksscpa.com

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

This information is intended solely for the use of the members and management of Regulus Advisors, LLC, and is not intended to be and should not be used by anyone other than these specified parties.

Kiekover, Scholma & Shumaker, PC

REGULUS ADVISORS, LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2010

KIEKOVER, SCHOLMA & SHUMAKER, PC
Certified Public Accountants
Zeeland, Michigan